SECU 05036387 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 859

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
C. R. DAVIS & COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

939 CLOCKTOWER DRIVE, SUITE A
(No. and Street)

SPRINGFIELD, (City) ILLINOIS (State) 62704 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY R. GIBBS 217 793 0733
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ECK, SCHAFER & PUNKE, LLP
(Name – *if individual, state last, first, middle name*)

600 EAST ADAMS STREET (Address) SPRINGFIELD, (City) ILLINOIS (State) 62701 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JEFFREY R. GIBBS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C. R. DAVIS & COMPANY, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

OFFICIAL SEAL
SUSAN N. GIBBS
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 5-29-2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C. R. DAVIS & COMPANY

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

December 31, 2004 and 2003

CONTENTS

ECK, SCHAFER & PUNKE, LLP
CERTIFIED PUBLIC ACCOUNTANTS

600 East Adams Street
Springfield, Illinois 62701
217-525-1111
Fax 217-525-1120
www.espcpa.com

Independent Auditors' Report

Board of Directors
C. R. Davis & Company

We have audited the accompanying statements of financial condition of C.R. Davis & Company as of December 31, 2004 and 2003, and the related statements of income (loss), changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C.R. Davis & Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Eck, Schafer & Punke, LLP

Springfield, Illinois
February 3, 2005

C. R. Davis & Company

STATEMENTS OF FINANCIAL CONDITION

December 31

	2004	2003
ASSETS		
Cash	$ 180,669	$ 177,696
Cash segregated for exclusive benefit of customers	100	100
Receivable from brokers and dealers	908	154
Securities owned-marketable, at market value	33,678	25,243
Prepaid income tax	2,129	3,557
Other assets	2,114	2,323
Equipment, net of accumulated depreciation of $ 6,409 and $ 11,361 at 2004 and 2003, respectively	2,592	2,719
	$ 222,190	$ 211,792
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$ 3,264	$ 1,821
Accrued payroll taxes	8,716	6,674
Commissions payable	17,903	15,030
	29,883	23,525
Deferred tax liability	1,253	774
STOCKHOLDERS' EQUITY		
Common stock - authorized 100 shares of $ 100 par value; issued and outstanding 51 shares in 2004 and 2003	5,100	5,100
Additional contributed capital	56,991	56,991
Retained earnings	128,963	125,402
	191,054	187,493
	$ 222,190	$ 211,792

The accompanying notes are an integral part of these statements.

C. R. Davis & Company

STATEMENTS OF INCOME (LOSS)

Year ended December 31

	2004	2003
Revenues		
Commissions	$ 269,464	$ 228,523
Investment income	2,381	1,813
Net dealer inventory and investment gain	3,730	6,355
	275,575	236,691
Expenses		
Advertising	2,225	2,865
Depreciation	995	1,252
Dues and assessments	2,034	1,700
Entertainment	689	754
Financial and news service	6,025	5,855
Insurance	27,983	23,884
Miscellaneous	3,590	4,058
Office supplies	2,946	2,485
Postage and printing	2,621	2,372
Professional fees	4,640	4,547
Rent	14,400	14,400
Salaries and commissions		
Stockholders	105,812	82,975
Others	69,889	66,259
Service fees	8,556	8,141
Taxes	12,236	10,246
Telephone	4,364	4,719
Utilities	2,023	2,421
	271,028	238,933
Income (loss) before income taxes	4,547	(2,242)
Income taxes	986	(500)
NET INCOME (LOSS)	$ 3,561	$ (1,742)

The accompanying notes are an integral part of these statements.

C. R. Davis & Company

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Year ended December 31

	Common Stock	Additional Contributed Capital	Retained Earnings	Total
Balance at December 31, 2002	$ 5,100	$ 56,991	$ 127,144	$ 189,235
Net loss for the year	-	-	(1,742)	(1,742)
Balance at December 31, 2003	5,100	56,991	125,402	187,493
Net income for the year	-	-	3,561	3,561
Balance at December 31, 2004	$ 5,100	$ 56,991	$ 128,963	$ 191,054

The accompanying notes are an integral part of these statements.

C. R. Davis & Company

STATEMENTS OF CASH FLOWS

Year ended December 31

	2004	2003
Increase (decrease) in cash		
Cash flows from operating activities		
Net income (loss)	$ 3,561	$ (1,742)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities		
Investment inventory gain	(3,730)	(6,355)
Depreciation	995	1,252
Deferred income taxes	479	1,235
Change in assets and liabilities		
(Increase) decrease in receivable from brokers and dealers	(754)	1,449
(Increase) decrease in prepaid income taxes	1,428	(1,735)
Decrease in other assets	209	119
Increase (decrease) in accounts payable	1,443	(287)
Increase (decrease) in accrued payroll taxes	2,042	(2,376)
Increase in commissions payable	2,873	4,191
Net cash provided (used) by operating activities	8,546	(4,249)
Cash flows from investing activities		
Purchase of securities owned-marketable	(4,705)	(2,592)
Capital expenditures, net of dispositions	(868)	(749)
Net cash used in investing activities	(5,573)	(3,341)
Net increase (decrease) in cash	2,973	(7,590)
Cash at beginning of year	177,796	185,386
Cash at end of year	$ 180,769	$ 177,796

The accompanying notes are an integral part of these statements.

C. R. Davis & Company

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE A - SUMMARY OF ACCOUNTING POLICIES

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1. Nature of Operations

The Company's primary business activity is the purchase and sale of investment securities for individuals.

2. Security Transactions

Security transactions are recorded on the settlement date.

3. Accounts Receivable

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

4. Securities Owned

The Company's securities are valued at market as of December 31, 2004 and 2003. Accordingly, the financial statements reflect an unrealized gain of $ 3,730 and $ 6,355 for the years ended December 31, 2004 and 2003, respectively, and an accumulated unrealized gain of $ 4,676 and $ 946 at December 31, 2004 and 2003, respectively.

5. Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly-liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

6. Depreciation

Equipment is stated at cost. Depreciation on the equipment is provided for in amounts sufficient to relate the cost of depreciable assets to operations over estimated service lives, using straight-line methods for financial reporting and accelerated methods for tax reporting purposes. Estimated useful lives of the assets range from five to seven years.

NOTE A - SUMMARY OF ACCOUNTING POLICIES - Continued

7. Income Taxes

The Company provides for deferred income taxes from unrealized gains (losses) on securities and from the use of the accelerated methods of depreciation for income tax purposes.

NOTE B - INCOME TAXES

Details of the provision for current and deferred income taxes for the years ended December 31 follow:

	2004	2003
Current provision		
Federal	$ 296	$ (1,094)
State	211	(641)
	507	(1,735)
Deferred provision	479	1,235
	$ 986	$ (500)

Deferred tax liabilities (benefits) at December 31, 2004 and 2003, consist of the following:

	2004	2003
Deferred taxes		
Depreciation, net of tax expensing of equipment	$ 453	$ 574
Unrealized gains (losses) on securities	992	(200)
Deferred charitable contribution deduction	(192)	-
	$ 1,253	$ 774

NOTE C - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital of not less than $ 50,000 at December 31, 2004 and 2003. It also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004 and 2003, respectively, the Company had net capital of $ 176,736 and $ 172,568 which was $ 126,736 and $ 122,568 in excess of its required net capital of $ 50,000 for 2004 and 2003. The Company's net capital ratio was .17 to 1 and .14 to 1 at December 31, 2004 and 2003, respectively.

NOTE D - RELATED PARTY TRANSACTIONS

Jeffrey R. Gibbs is the majority shareholder of the Company. The Company was a tenant in a building owned by Mr. Gibbs during 2004 and 2003.

SUPPLEMENTARY INFORMATION

ECK, SCHAFER & PUNKE, LLP
CERTIFIED PUBLIC ACCOUNTANTS

600 East Adams Street
Springfield, Illinois 62701
217-525-1111
Fax 217-525-1120
www.espcpa.com

Independent Auditors' Report on Supplementary Information

Board of Directors
C. R. Davis & Company

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole, which are presented in the preceding section of this report. The supplementary information presented on pages 13 through 16 is presented for purposes of additional analysis and is not a required part of the 2004 basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the 2004 basic financial statements and, in our opinion, is stated fairly in all material respects in relation to the 2004 basic financial statements taken as a whole.

Eck, Schafer & Punke, LLP

Springfield, Illinois
February 3, 2005

C. R. Davis & Company

SCHEDULE I
FOCUS REPORT - PART IIA

Computation of Net Capital Under Rule 15C3-1 of the Securities and Exchange Commission
As of December 31, 2004

Firm ID: 001593

1.	Total ownership equity (o/e)		$ 191,054
2.	Deduct o/e not allowable for net capital		-
3.	Total o/e qualified for net capital		191,054
4.	Add:		
	A. Allowable subordinated liabilities		-
	B. Other deductions or credits		-
5.	Total capital and allowable subloans		-
6.	Deductions and/or charges		
	A. Total nonallowable assets	$ 6,835	
	B. Secured demand note deficiency	-	
	C. Capital charges for spot and commodity futures	-	
	D. Other deductions and/or charges	-	
7.	Other additions and/or allowable credits		6,835
8.	Net capital before haircuts		184,219
9.	Haircuts on securities:		
	A. Contractual commitments	-	
	B. Subordinated debt	-	
	C. Trading and investment securities:		
	1. Exempted securities	-	
	2. Debt securities	-	
	3. Options	-	
	4. Other securities	7,483	
	D. Undue concentration	-	
	E. Other	-	7,483
10.	Net Capital		$ 176,736

C. R. Davis & Company

SCHEDULE I
FOCUS REPORT - PART IIA - CONTINUED

Computation of Net Capital Under Rule 15C3-1 of the Securities and Exchange Commission
As of December 31, 2004

Firm ID: 001593

11.	Minimum net capital required: (based on aggregate indebtedness)		$ 1,992
12.	Minimum dollar requirement		50,000
13.	Net capital requirement (greater of line 11 or 12)		50,000
14.	Excess net capital		126,736
15.	Excess net capital at 1000% (net capital - 10% of AI)		173,748

Computation of Aggregate Indebtedness

16.	Total AI liabilities from balance sheet		$ 29,883
17.	Add:		
	A. Drafts for immediate credit	-	
	B. Market value of securities borrowed where no equivalent value is paid or credited	-	
	C. Other unrecorded amounts	-	-
19.	Total aggregate indebtedness		$ 29,883
20.	Ratio of AI/NC		.17 to 1

C. R. Davis & Company

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL

	Accompanying Statement of Financial Condition	FOCUS IIA Report Submitted January, 2005	Difference
Stockholders' equity	$ 191,054	$ 191,055	$ (1)
Nonallowable assets			
Prepaid income tax	2,129	2,129	-
Prepaid expense	2,114	2,114	-
Fixed assets	2,592	2,592	-
Haircuts on securities	7,483	7,483	-
	14,318	14,318	-
NET CAPITAL	$ 176,736	$ 176,737	$ (1)

C. R. Davis & Company

SCHEDULE III
CLAIM FOR EXEMPTION PURSUANT TO RULE 15c3-3

December 31, 2004

An exemption from Rule 15c3-3 is claimed by section (k)(2)(ii).

C. R. DAVIS & COMPANY

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

December 31, 2004 and 2003

ECK, SCHAFER & PUNKE, LLP
CERTIFIED PUBLIC ACCOUNTANTS

600 East Adams Street
Springfield, Illinois 62701
217-525-1111
Fax 217-525-1120
www.espcpa.com

Board of Directors
C. R. Davis & Company

In planning and performing our audits of the financial statements and supplemental schedules of C. R. Davis & Company, for the year ended December 31, 2004 and 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audits of the financial statements for the year ended December 31, 2004 and 2003, and this report does not affect our report on these financial statements dated February 3, 2005.

Segregation of Duties

Proper segregation of duties and responsibilities does not exist since only two persons record all cash and security transactions and do the bookkeeping for the Company. This weakness is somewhat alleviated by the supervision and review of the president of the Company who is integrally involved with the daily operations. We recognize that it may not be practicable to segregate duties because of the size of the Company's operations, but our professional responsibilities require us to bring this to your attention.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 and 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eck, Schafer & Punke, LLP

Springfield, Illinois
February 3, 2005